July 26, 2019


Via E-Mail

Patrick S. Brown
Sullivan & Cromwell LLP
1888 Century Park East, 21st Floor
Los Angeles, CA 91006

       Re:    Banc of California, Inc.
              Schedule TO-I filed on July 25, 2019
              Schedule TO-I/A filed July 26, 2019
              File No. 5-78540

Dear Mr. Brown:

        The Office of Mergers and Acquisitions has conducted a limited review of the filing listed above. Our review was limited to the issues identified in our comments below. All defined terms have the same meaning as in the Offer to Exchange included as Exhibit
99(a)(1)(A) to the Schedule TO-I filed on July 25, 2019.

       Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I filed July 25, 2019

Offer to Purchase   Purchase Price of Securities, page 15

   1. Because the offer consideration includes accrued but unpaid dividends on each class of subject securities, you present in the offer to purchase a "hypothetical total consideration"
      figure that includes the fixed offer price plus the amount of anticipated dividends, assuming a settlement date of August 23, 2019. Tell us how this complies with your responsibility to describe the material terms of the offer, under Item 1004 of Regulation
      M-A and Item 4 of Schedule TO. In this regard, if the existence of and amount of
 Patrick S. Brown, Esq.
Sullivan & Cromwell LLP
July 26, 2019
Page 2


      dividends are set pursuant to terms of these securities or are in your control as the issuer, explain why the offer price cannot be presented as a set number from the outset.
   2. See our last comment above. To the extent that the offer expiration date and thus the settlement date of the offer changes, and this changes the amount of accrued dividends and thus the total offer consideration, we believe you must amend the offer materials to advise shareholders. We direct your attention to Rule 13e-4(f)(1)(ii) regarding the period of time which must remain in an offer from the date that the offer price changes. Please confirm your understanding.

Effects of the Offer on the Market for Securities, page 20

   3. Assuming all of the offer consideration is allocated to the purchase of either of the series of preferred that are the subject securities in the offer, explain in your response letter how you concluded Rule 13e-3 is not applicable to this offer.

Conditions to the Offer, page 15

   4. On page 16, revise to clarify what it meant by a "limitation on prices for, trading in securities on any U.S. national securities exchange or in the over-the-counter market."

   5. Also on page 16, you have included an offer condition that will be triggered by the commencement of any war, armed hostilities or terrorist act, whether or not involving the
      United States, and without any materiality qualifier (other than with respect to an escalation of a pre-existing conflict) on the gravity of such an event or its impact on the
      Company. Therefore, if any event anywhere in the world "triggers" this condition while the offer is pending, you must promptly amend the offer materials to advise security holders whether you will waive the condition, or assert it and terminate the offer. Please confirm your understanding in your response letter. Alternatively, amend the offer condition to more narrowly tailor it.

   6. On page 16, revise to clarify the anticipated benefits to the Company of this offer which, if compromised, will trigger this condition.

   7. Refer to the disclosure in the last paragraph of this section. Revise your disclosure here to avoid the implication that the Company may wait to "assert" an offer condition once an event occurs that implicates it (see our comment above). See for example, the language at the bottom of page 16, including the reference to "ongoing rights" that may be asserted "at any time and from time to time."

   8. Also in the last paragraph in this section. Revise the language to the effect that the actions or inactions of the Company may trigger an offer condition. All offer conditions must be objective and outside the control of the bidder in a tender offer to avoid rendering the offer illusory.
 Patrick S. Brown, Esq.
Sullivan & Cromwell LLP
July 26, 2019
Page 3



          We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact me at (202) 551- 3263 with any questions about these comments.


                                                   Sincerely,

                                                   /s/ Christina Chalk

                                                   Christina Chalk
                                                   Senior Special Counsel
                                                   Office of Mergers and
Acquisitions